Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

February 8, 2019

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that the audit of our Formulations Manufacturing Plant - 3 at Bachupally, Hyderabad by the US FDA, has been completed today. We have been issued a Form 483 with 11 observations. We will address them comprehensively within the stipulated timeline.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)